HIVE Blockchain Provides a Corporate Update Post Ethereum Merge, September 2022 Production Update

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated September 2, 2022 to its amended and restated short form base shelf prospectus dated January 4, 2022.

Vancouver, British Columbia--(Newsfile Corp. - October 12, 2022) - HIVE Blockchain Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: HBFA) (the "Company" or "HIVE") is pleased to provide a corporate post Ethereum Merge update, and announce the production figures from the Company's global Bitcoin and Ethereum mining operations for the month of September 2022, with a BTC HODL balance of 3,350 Bitcoin and 356 Ethereum as of September 30, 2022.

Summary Overview:

  HIVE has been pivoting its business, as well as its digital asset treasury, into a central focus on Bitcoin and Bitcoin mining.

  HIVE's Bitcoin ASIC hashrate has grown over 200% since July 2021 from 700 Petahash to 2.3 Exahash today.

  HIVE has over 1 Exahash of Bitcoin ASIC projected growth in the next 3-4 months with scheduled deliveries.

  Historically, HIVE's Ethereum GPU mining was generating 3x to 4x more revenue per MW of capacity than ASIC Bitcoin mining.

  Since the Merge, HIVE revenues from its GPU mining were dramatically reduced (for illustrative purposes using ETH/USD values, from nearly 7 Bitcoin per day down to 1.6 Bitcoin per day.

  HIVE plans on making up this revenue starting with its upcoming deployments of incoming ASIC mining equipment, which in the short term are expected to produce upwards of an additional 4 Bitcoin per day from the 1.2 Exahash of scheduled deliveries. Thus, at current difficulty levels, HIVE expects to produce upwards of 14 Bitcoin per day once all scheduled ASIC deliveries are deployed alongside current production.

September 2022 Production Figures

HIVE is pleased to announce its September 2022 production figures and mining capacity:

  268.9 Bitcoin Produced from ASIC mining operations;

  2.28 Exahash of Bitcoin mining capacity at the end of September, with an average hashrate of 2.21 Exahash of Bitcoin mining capacity during the month from ASIC mining operations, with an average of 121.7 Bitcoin per Exahash;

  1,394 ETH Produced[1];

  6.59 Terahash average of Ethereum mining capacity during September, while Ethereum mining was active. As a result of the ETH proof-of-stake merge on September 15 (hereafter the "Merge"), HIVE's GPU hashrate was shifted to proof-of-work ("POW") mineable coins, which has been set up to pay out in Bitcoin (HIVE does not receive or take custody of alt coins through this process); and

  An additional 15.8 Bitcoin were mined by our GPUs from September 16th until September 30th.

Frank Holmes, Executive Chairman of HIVE, stated, "Using our returns on invested capital from the Ethereum mining business, which had higher gross mining margins than the Bitcoin mining business, HIVE expanded our Bitcoin mining ASIC hashrate and daily production, thus allowing us to grow our Bitcoin HODL to over 3,300 BTC. The Company has sold substantively all of its Ethereum. In September we produced an average of 13.2 Bitcoin Equivalent[2] per day, comprised of approximately 9.0 BTC per day and GPU production of approximately 4.2 Bitcoin per day."

Mr. Holmes further stated, "I am tremendously pleased with HIVE's pivot from being one of the largest Ethereum miners to now becoming a first-class Bitcoin miner, consistently ranking with the highest Bitcoin per Exahash monthly production figures amongst our peers. HIVE has successfully used its Ethereum operations to fund and help build out our company's global Bitcoin mining operations. Our plans are to continue expanding our sustainable green energy Bitcoin mining and seek out new growth opportunities throughout this bear cycle. Furthermore, I am very pleased with HIVE's growth of Bitcoin ASIC hashrate over the last year."

Over the years, HIVE has been pivoting its business, as well as its digital asset treasury, into a central focus on Bitcoin and Bitcoin mining. In April 2020, HIVE acquired the Lachute facility in Quebec, Canada and commenced its operations with access to 30MW of sustainable power. HIVE continued its growth in Canada with the completion of another acquisition in April 2021 of a 30MW site in New Brunswick, which was expanded to 50MW of operating capacity in December 2021 and is now further expanded into 70MW of operating capacity. Both these sites mine Bitcoin exclusively using ASICs. As a result of these acquisitions and expansions to the Bitcoin mining business, HIVE's ASIC hashrate has grown over 200% since July 2021, at which time the Company's hashrate was approximately 700 PH/s, and today it is 2.3 Exahash. HIVE is further projected to grow our ASIC hashrate by over 1 Exahash with incoming deliveries of contracted ASICs in the next 3-4 months. In calendar Q1 2023, HIVE expects its Bitcoin ASIC hashrate to be upwards of 3.4 Exahash.

HIVE Historical Monthly Hashrate Growth

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Aydin Kilic, President & COO of HIVE, noted, "We continue to strive for operational excellence, ensuring that as we scale our hashrate we also optimize our uptime, to ensure ideal Bitcoin output figures." Mr. Kilic continued, "We also would like to provide an update on the Bitcoin and Ethereum equivalency, where one can equate value of the coins produced daily."

"As such, the Ethereum that HIVE produced during the month of September, up until the merge, equated on a daily basis, is approximately equal a monthly total of 111.7 BTC, which we refer to as Bitcoin Equivalent. This is in addition to the 268.9 Bitcoin produced from our Bitcoin mining operations during September, for a total of 396.3 Bitcoin Equivalent."

 The Company's total Bitcoin Equivalent production in September 2022 was:

  396.3 BTC Equivalent Produced;

  13.2 BTC Equivalent produced per day on average; and

  2.63 Exahash of BTC Equivalent Hashrate (BTC hashrate plus equivalent BTC GPU Hashrate) as of September 30), comprised of 2.28 Exahash of ASIC BTC hashrate and 0.34 Exahash of GPU BTC Hashrate.

HIVE Current Bitcoin Production

As of October 11, HIVE is producing an average of over 10 Bitcoin per day from ASIC and GPU production.

The Company is expected to receive approximately 140 PH/s of new generation MicroBT ASICs, primarily M30S++ models in the coming month. It is expected that this will increase HIVE's ASIC hashrate to approximately 2.44 Exahash during the month of October once installed. In addition to the GPU based mining which provides an equivalent 0.34 Exahash of Bitcoin hashrate, HIVE's expected total Bitcoin hashrate from ASICs and GPUs will be over 2.7 Exahash by the end of October.

The Company notes that even in September, while managing the transition to Ethereum's proof-of-stake, HIVE produced 122 Bitcoin per Exahash, leading industry peers which also operate combined ASIC/GPU fleets. Mr. Kilic commented, "As a testament to HIVE's industry-leading hashing uptime, and resilience to navigate new opportunities in proof-of-work mining, we have emerged with continued revenue earning payouts in Bitcoin from all of our GPU fleet thanks to our global technical team."

Bitcoin Future Growth Expected at 40% Over Next 6 Months

Over the last month, HIVE has been operating and evaluating prototype ASIC miner units using the Intel Blockscale ASIC chip. Currently, HIVE expects to receive the first commercial shipment of ASIC Miners using the Intel Blockscale ASIC chips in the month of October.

HIVE's technical team has implemented a state of the art factory test system, allowing HIVE to realize unprecedented insight into the quality and performance of the ASICs it has procured. Under the strategic guidance of Executive Chairman, Frank Holmes, the Company's engineering and production lead by both Mr. Kilic and CTO Bill Gray, HIVE is poised to vertically integrate its Bitcoin production, in a strategic pivot after successfully operating one of the world's largest Ethereum mines, which have produced multiples of returns on invested capital (ROIC) for HIVE shareholders. "Having been involved with crypto mining since 2011, we are optimistic that HIVE is positioned to become a technology leader in the proof of work sector, by aligning ourselves with strategic partners like Intel," commented Mr. Gray.

Production of these units are slated for monthly delivery through the rest of calendar year 2022, with HIVE expecting delivery of the first completed ASICs in the next few months. By January 2023, HIVE expects to have over 1 Exahash of Intel ASIC miners delivered. This would put HIVE's operational and contracted Bitcoin Equivalent mining hashrate at approximately 3.7 Exahash, representing an over 40% increase compared to today's Bitcoin Equivalent mining hashrate of 2.63 Exahash.

HIVE expects that its current investments in Bitcoin mining equipment will not require the Company to incur debt for the purposes of equipment financing.

HIVE believes that optimization of capital allocation during bear markets will position the Company for success in the long run. By managing capital outflows, and carefully studying hashrate economics, the Company will accretively expand its operating footprint, or upgrade existing hardware to maximize our Bitcoin mining hashrate.

Bitcoin HODL Update

The Company notes its balance sheet of Bitcoin has grown substantively, year over year, based on quarterly results. As presented in the infographic below, HIVE has increased its Bitcoin treasury by 490% from Q1 2022 to Q1 2023. Moreover, HIVE further increased its Bitcoin treasury by 179 in the last 3 months, during a period when some industry peers have sold thousands of Bitcoin to manage their treasury. Today our Bitcoin HODL represents over 99% of our digital asset balance sheet. As of today's press release, HIVE has over 3,390 Bitcoin with a market value of over $64.5M USD.

HIVE Bitcoin HODL

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Corporate Update Post-Merge

From the start of Ethereum the idea of an eventual switch (the "Merge"[3]) to proof-of-stake ("Proof-of-Stake") from proof-of-work ("Proof-of-Work") has been present within the Ethereum Foundation. Due to unique technical challenges, this transition has faced many delays. The uncertainty as to the timing of the Merge is one of the elements which likely contributed to making HIVE's investment into GPU based Ethereum mining so successful and profitable over the years.

Ethereum finalized the Merge at block 15537393 on September 15, 2022, at 1:42:42 EST. Although one block was missed in the first 100 blocks after the Merge, it was declared a success by the Ethereum community at large and thereby brought an end to Proof-of-Work as the consensus layer for the Ethereum network and signaled the end of GPU based Ethereum mining.

Along with other industry participants, up until the Merge, HIVE continued to voice its support for Proof-of-Work mining as a superior consensus mechanism for the Ethereum network and point out the risks of centralization within the Ethereum community which could materialise due to the change in the consensus mechanism. Nonetheless, HIVE has been positioning itself for the eventuality of Ethereum transitioning from Proof-of-Work to Proof-of-Stake and the Company notes it has sold substantively all of its Ethereum.

Since the Merge, our technical team at our flagship GPU based Ethereum mining facility has been busy optimizing our GPU fleet and working with our strategic partners to maximise our revenues through the mining of other Proof-of-Work mineable coins which are set up to pay-out the rewards to HIVE in Bitcoin.

Immediately post-Merge, Proof-of-Work mineable coins experienced significant volatility as global hashrate moved off Ethereum and went searching for other profitable mining opportunities. Since the Merge, HIVE continues to notice a trend of declining difficulty levels and increased revenues being generated through our GPU based alt-coin operations.

As a result of the Merge, HIVE's revenue generated from GPU based alt-coin mining is significantly lower compared to when HIVE was mining Ethereum. Despite the lower revenues from GPU based alt-coin mining, our operations remain ongoing at our Boden, Sweden data center while the Company monitors daily revenues and profitability in order to improve operations and efficiency.

Specifically, prior to the Merge the Company had approximately 25MW of GPUs mining Ethereum generating revenues of between USD$120,000 to USD$150,000 per day. Within a week of the Merge, this fleet of GPUs was generating revenues of between USD$20,000 and USD$30,000 per day. As such, Company experienced a significant drop in revenues. For comparative purposes, prior to the Merge the Company was generating approximately the same ETH/USD value of 7 Bitcoins per day, now post Merge, Company is only generating approximately 1.6 Bitcoins per day from the same equipment.

During the period since the Merge, GPU revenues have been trending upwards and are currently producing over USD$30,000 per day in revenue. For comparison, if these 25MW were deployed on ASIC Bitcoin miners mining Bitcoin with 40 J/TH efficiency, the expected daily revenue would be about USD$41,000 based on current difficulty of 35.5T.

While HIVE was operating its Ethereum mining fleet, which generated approximately 3 to 4 times more revenue per MW, compared to Bitcoin ASIC mining. Despite this, the Company believes it was never valued at a premium to reflect this. As evidenced by price to earnings ratios of other publicly traded crypto miners, HIVE consistently was valued with the lowest multiples in its peer group. In fact, HIVE has been consistently leading the industry with among the highest Bitcoin per Exahash production figures, based on our monthly reporting. Accordingly, the Company believes it was previously undervalued. The Company believes that as a result of the uncertainty as to when the Merge would occur, a discount was already applied to HIVE's valuation by the market.

HIVE management has ASIC mining equipment ready for deployment should it choose to convert its legacy fleet of GPU servers into Bitcoin mining operations. Management is currently assessing the revenues which could be generated from GPU based alt-coin mining once the ecosystem stabilizes and if it proves economically attractive. HIVE remains flexible and agile in the face of this rapidly changing ecosystem.

In summary, HIVE anticipated and was prepared for the Merge and is currently maintaining its operations while consistently optimizing the efficiency of its GPU based alt-coin mining while also being prepared to quickly deploy ASIC miners into the facility should management decide to retire part or all of its GPU fleet.

HIVE Cloud

HIVE currently has provisioned its first phase of high-performance computing application using a portion of the Nvidia data center grade GPU cards. The Company is in the process of establishing its revenue streams for its inaugural enterprise compute service. A second and third phase of the HIVE Cloud program has been budgeted, and we are seeking strategic relationships with companies that require high performance computing as HIVE looks to optimize the income from its entire data centre grade GPU fleet.

Network Mining Difficulty

Network difficulty factors are a significant variable in the Company's gross profit margins. The Bitcoin network difficulty saw a 9.4% increase go into effect at the end of August, and there was a further increase of approximately 3.5% in mid-September[4]. Accordingly, Bitcoin mining difficulty had increased substantively for the month of September relative to the month of August; on average this would result in approximately 11.3% less Bitcoin production, all factors being equal in a month over month, comparison from August to September. The Ethereum network difficulty was constant from the beginning of September until September 15 when the Ethereum Merge occurred. After September 15, proof of work ("POW") mining on the Ethereum network did not exist. Thereafter, HIVE's GPU hashrate was applied using software which algorithmically mines the most profitable POW coins, deployed by a third-party provider, to be paid out exclusively in Bitcoin.

At-the-Market Offering

Pursuant to the at-the-market equity program established by the Company's prospectus supplement dated September 2, 2022 (the "ATM Equity Program"), as required pursuant to National Instrument 44- 102 - Shelf Distributions and the policies of the TSX Venture Exchange ("TSXV"), the Company announces that, during its second quarter ended September 30, 2022, it has issued an aggregate of 198,058 common shares (the "ATM Shares") over the Nasdaq Capital Market, for aggregate gross proceeds to the Company of USD$788,977. The ATM Shares were sold at prevailing market prices, for an average price per ATM Share of US$3.95. Pursuant to the equity distribution agreement between the Company and H.C. Wainwright & Co., LLC associated with the ATM Equity Program (the "EDA"), a cash commission of USD$23,669 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the EDA during the second quarter ended September 30, 2022.

Pursuant to the EDA, the Company may, from time to time, sell up to USD$100 million of common shares in the capital of the Company. The Company intends to use the net proceeds of the ATM Equity Program, if any, primarily to support the growth and development of the Company's existing mining operations as well as for working capital and general corporate purposes. Additionally, the Company wishes to be in a position to capitalize on opportunities which may exist or may be brought to its attention relating to distressed asset sales of mining equipment throughout the mining ecosystem.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of ETH and BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, business goals and objectives of the Company; the ability of the Company to adapt its operations as a result of the Merge, the continued viability of its existing Bitcoin Mining operations, the results of the ATM Equity Program, and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of newinformation, future events or otherwise, other than as required by law.

Footnotes

1 Up until the Merge, the Company's September 2022 production of ETHfromGPUmining (including selective optimizations of GPUhashrate) yielded a total ETHproduction of 1,394 ETH.

2 The Company uses the metric "Bitcoin Equivalent" as a representation of how much revenue the Company generates, denominated in Bitcoin (instead of, for instance, USD). The Company calculated Bitcoin Equivalent as follows: For a given period of time, Bitcoin Equivalent equals the revenue the Company generates frommining Ethereumdivided by the price of Bitcoin. The revenue the Company generates frommining Ethereumis calculated by multiplying the quantity of EthereumMined times the price of Ethereum. Similarly, the Company uses the metric of "Equivalent Bitcoin Hashrate" as follows:

First, we cite the Bitcoin reward mechanism, where a miner receives a portion of the total network Bitcoin rewards paid daily based on their contributed hashrate on that day, relative to the total network hashrate as follows:

Miner Bitcoin Reward = Network Bitcoin Reward × (Miner Hashrate)/(Network Hashrate)

Thus using the same formula, one can determine, how much Bitcoin hashrate would be required on a given day, to earn a given quantity of Bitcoin:

Miner Hashrate = Total Network Hashrate × (Miner Bitcoin Reward)/(Total Network Block Reward)

Therefore, since HIVEnow earns BTCfromGPUs, on a daily basis we can calculate the Bitcoin produced fromour GPUfleet ("Miner Bitcoin Reward" in the equation above), and based on the total Bitcoin network reward for miners, and the total network hashrate, determine how much Bitcoin hashrate would be required by a miner on a given day to earn a given quantity of Bitcoin. The total network Bitcoin reward and total network hashrate are all statistics which can be sourced fromblock explorer sources such as www.blockchain.com

3 The Merge was the joining of the original execution layer of Ethereum(the Mainnet that has existed since genesis) with its new proof-of-stake consensus layer, the Beacon Chain. More information can be found here: https://ethereum.org/en/upgrades/merge/#:~:text=by%20~99.95%25.-,What%20was%20The%20Merge%3F,be%20secured%20using%20staked%20ETH.
https://twitter.com/VitalikButerin/status/1570308642666168321?s=20&t=QWF7oFfuSZ2hLAY62qI6fA

4 Source: https://btc.com/stats/diff and https://etherscan.io/chart/difficulty

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